24 Hr Truck Services LLC
Statement of Cash Flows
January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	(64,337.00)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-
Amortization and Depreciation	1,333.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,333.00**
Net cash provided by operating activities	**(63,004.00)**
FINANCING ACTIVITIES	
Loans - Notes Payable	7,500.00
Shareholders Equity:Shareholder Contributions - AS	14,150.00
Shareholders Equity:Shareholder Contributions - DS	3,000.00
Shareholders Equity:Shareholder Contributions- DC	17,250.00
Net cash provided by financing activities	**41,900.00**
Net cash increase for period	**(21,104.00)**
Cash at beginning of period	**21,218.00**
Cash at end of period	**$ 114.00**